KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 29, 2018

EXHIBIT 7:
Policies and Procedures to Manage Conflicts of Interest

KROLL BOND RATING AGENCY, INC.

Form NRSRO Exhibit 7 – Filed as of March 29, 2018

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest are as follows:

1. Avoidance of Conflicts: Duty of Commercial Personnel
2. Business Approval Policy
3. Confidential Information and Insider Trading Policy
4. Conflict of Interest Certification Policy
5. Disclosure and Public Attestation Policy for Published Credit Ratings
6. External Complaints Policy
7. Fee Discussion Policy
8. Gifts and Entertainment Policy
9. Independent Directors and Material Non-Public Information Policy
10. KBRA Code of Conduct
11. Look-Back Review Policy
12. Outside Activities Policy
13. Personal Securities Trading Policy
14. Prohibited Acts and Practices Policy
15. Ratings of KBRA Investors and Investor-Related Companies
16. Relationship with Corporate Affiliates
17. Ten Percent Rule Policy

Avoidance of Conflicts: Duty of Commercial Personnel

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

In addition to avoidance of having rating analysts become involved in fee-related matters, Kroll Bond Rating Agency, Inc. ("KBRA") marketing personnel, relationship managers, and other commercial personnel (collectively, "commercial personnel") must avoid circumstances where they could be seen as seeking to influence ratings decisions by analysts.

Accordingly,
- commercial personnel may not vote, or participate in any capacity, in meetings of the Rating Committee or the Rating Policy Committee, or any similar body formed for the purpose of making decisions with respect to ratings or rating policies;
- similarly, commercial personnel must not cause or seek to cause a Rating Committee or Rating Policy Committee to reach any particular conclusion, and must not seek to alter any conclusion arrived at by such a Committee;
- communications initiated by commercial personnel with rating analysts may pertain to the progress or expected completion of specific rating engagements, but must not pertain to financial aspects of such engagements; and
- the setting of fees, and all aspects of the billing and payment process, shall be conducted exclusively by Issuer Relations and other commercial personnel, and may not be conducted by rating analysts.

Any questions regarding a particular set of facts or circumstances, or other questions regarding the interpretation of this policy, should be immediately directed to the KBRA Compliance Department.

Business Approval Policy

APPLICABLE TO: ALL KBRA U.S. EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1.   Issuer-paid business

(a)   KBRA shall operate a Business Acceptance Committee, which will approve the commencement of the credit rating process with respect to issuer-paid business from issuers or rated entities that have not previously been rated by KBRA. This approval includes consideration of any SEC Order exempting KBRA from the prohibited conflict in SEC Rule 17g-5(c)(1) relating to credit ratings solicited by persons who provide revenue of 10% or more of KBRA's total net revenue in the prior year.

(b)   KBRA shall promulgate a procedure that effectuates the requirements set forth in Section 1(a) of this policy.

2.   Subscription rating service

(a)   New subscription ratings service business will be accepted only if the subscriber executes and delivers a subscription agreement and an order form, each in substantially the form approved by KBRA's Legal Department. The President of KBRA or his designee is authorized to sign such documents, or other documents as may be approved by the Legal Department from time to time for purposes of establishing a subscriber relationship.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Confidential Information and Insider Trading Policy

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1. Standards

(a)   As required by applicable laws and regulations KBRA shall implement procedures, policies and controls to limit the disclosure of confidential information. Any employee of KBRA who comes into possession of material, nonpublic information, regardless of the source and whether or not the information pertains to any entity rated by KBRA is prohibited from discussing, disseminating or acting upon that information in any way except during the course of employee's legitimate business duties or where required by law. No KBRA employees may trade in their own accounts or trade in the account of a third party in any security while in possession of material nonpublic information regarding that security. If an employee believes that he or she has received material non-public information or if there is any doubt about whether he or she is in possession of material non-public information, the employee should immediately contact the Chief Compliance Officer, or any member of the Legal or Compliance Departments. All employees are barred from trading on material, nonpublic (i.e. "inside") information. In addition, employees are prohibited from tipping others by providing them with inside information.

2. Types of Confidential Information

(a)   Information that is "confidential" is information that has been created or received by KBRA in the course of its business activities, and not generally publicly known or available. Confidential Information can generally be described as "private information" or "material nonpublic information."

(i)   Private information: Information provided to an employee of KBRA by a client, subscriber, or issuer that is not publicly available and which the client, subscriber, or issuer has not authorized KBRA to make publicly available. This could include, but is not limited to, an investment strategy, portfolio holdings, proprietary information, financial projections, and market share information. In addition, information relating to KBRA's business, such as proposed rating actions, non-public models and/or methodologies, or discussions of rating committee(s), must also be kept confidential. For example, a rating report that has not yet been published on KBRA's website must be maintained as confidential until it is publicly disseminated.

(ii)   Material, Nonpublic Information/Inside Information: Material, nonpublic information is any information provided to an employee of KBRA that: (1) would likely influence the average investor when deciding whether or not to invest in a given security; and (2) has not yet been disseminated in a manner that makes it generally available to investors, and/or the market has not yet had an opportunity to absorb such information including but not limited to credit ratings, possible future credit ratings, rating outlooks and information related thereto.

(b)   Information is not confidential if it was publicly known at the time it was received, and information ceases to be confidential if it becomes known to the public other than by an act of KBRA.

3. Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Confidential Information and Insider Trading Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

4. Maintaining Compliance

(a)   KBRA shall take all reasonable measures to protect property and records in its possession from fraud, theft, misuse, taking into account the nature, scale and complexity of our business, including the maintenance of insider lists as may be required by applicable laws and regulations.

(b)   To promote and maintain compliance with the foregoing policies and procedures, KBRA will maintain a copy of this policy online and train on this policy annually. KBRA employees who suspect that confidential material has been leaked, whether accidentally or otherwise, should report such suspicion to the KBRA Compliance Department. No negative consequences will accrue against any KBRA employees reporting his or her suspicions about a leak of confidential material pursuant to this policy.

(c)   If employees have any questions or concerns regarding the proper handling of confidential material, they are encouraged to see their supervisor or a member of the KBRA Compliance Department.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Conflict of Interest Certification Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. Prohibited Conflicts

(a)   No KBRA employee may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the KBRA employee:

(i)   Owns securities or derivatives of the Rated Entity, other than holdings in diversified collective investment schemes;

(ii)   Owns securities or derivatives of any entity related to a Rated Entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

(iii)   Has had a recent employment or other significant business relationship with the Rated Entity that may cause or may be perceived as causing a conflict of interest;

(iv)   Has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who currently works for the Rated Entity;

(v)   Has, or had, any other relationship with the rated entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest;

(vi)   Has participated in sales or marketing to the Rated Entity of a KBRA product or service or a product or service of a KBRA affiliate; or

(vii)   Has been influenced by sales or marketing considerations with respect to the Rated Entity.

2. Internal Controls

(a)   KBRA shall maintain policies and procedures designed for the purposes of effectuating this policy.

DEFINED TERMS

"Rated Entity"

A Rated Entity is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"Ratings Personnel"

Ratings Personnel are KBRA employees who participate in determining credit ratings, serve in other analytical roles, and/or who are involved in the development or approval of methodologies or procedures used to determine credit ratings. For purposes of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the year prior to their departure.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Disclosure and Public Attestation Policy for Published Credit Ratings

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1. Required Public Disclosures

(a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to make public disclosure of certain information about its credit ratings, including the publication of information disclosure forms for each newly published credit rating and each published credit rating surveillance action.

(b)   KBRA is not obligated to update any published information disclosure form solely because information contained therein has changed since the original date of publication. Any disclosures requiring revision will be included in the Information Disclosure Form that would need to be published if and when the next surveillance credit rating action occurs.

(c)   KBRA will only make the most recent version of the information disclosure form available on its public website.

2. Required Public Attestations

(a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to provide public attestations regarding its published credit ratings, including those that must be included in Information Disclosure Forms for each new published credit rating and each published credit rating surveillance action.

3. Credit Ratings for Which Disclosure Forms and Public Attestations Are Not Required

(a)   The requirements set forth in Sections 1 and 2 of this policy are not applicable to
   (i)   KBRA's unpublished credit ratings;
   (ii)   to withdrawals of credit ratings resulting from bankruptcy proceedings of the issuer;
   (iii)   the repayment in full of the rated obligation on or prior to its final maturity date;
   (iv)   SRS Ratings;
   (v)   credit ratings that are derived exclusively from an existing credit rating of a program, series, category or class of debt or other rated entity (including, but not limited to, ratings of monoline bond insurers);
   (vi)   the issuance of rating agency condition letters.

4. Institution of Procedures

(a)   KBRA shall institute procedures it deems appropriate to effectuate this policy.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

External Complaints Policy

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

Policy:

1.   Complaints

(a)   Complaints covered by this Policy are oral or written communications received from outside KBRA that contain:

(i)   Allegations of a specific violation of laws, regulations, the KBRA Code of Conduct and/or procedures by KBRA or a KBRA employee with respect to KBRA's actions as a credit rating agency;

(ii)   Specific factual assertions that a particular KBRA credit rating, model used in the credit rating process, or credit rating methodology is unsupported or has been assigned or applied improperly; or

(iii)   Allegations that a KBRA employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a credit rating has performed in a manner that violates laws, regulations, policies and/or procedures.

(b)   The following are not considered complaints under this policy, and are therefore not covered by this policy:

(i)   general disagreements with particular credit ratings, KBRA's business model, the outcome of a rating committee, models, methodologies used by KBRA to develop its credit ratings;

(ii)   an external request to appeal a credit rating; and

(iii)   comments received as part of the process for public comment on methodologies.

2.   Procedures

(a)   KBRA shall implement procedures in furtherance of this Policy.

3.   Reporting

(a)   Anonymous complaints may be submitted to KBRA in accordance with local legal requirements.

## 4.	Reporting of Violations

(a)	Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this External Complaints Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Fee Discussion Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   KBRA Personnel Permitted to Have Fee Discussions

   (a)   Fee discussions with potential and existing KBRA clients are handled exclusively by Issuer Relations personnel (and certain senior executives).

2.   KBRA Personnel Prohibited from Involvement in Fee Discussions

   (a)   Ratings personnel involved in the credit rating process are not permitted to participate in fee discussions. In addition, KBRA personnel who participate in fee discussions for a credit rating are prohibited from participating in the credit rating process for that credit rating.

   (b)   Ratings personnel who are involved in fee discussions, or who believe that they may have participated in fee discussions or become aware of information about fees, must follow the Fee Discussion Procedure.

3.   Fee Discussions

   (a)   A "fee discussion" is any negotiation about fees for credit ratings, any discussions or correspondence (whether internal or external) relating to those negotiations.

Any questions regarding this policy or the interpretation of this policy should be directed to the KBRA Compliance Department.

KBRA | **KROLL BOND RATING AGENCY**

Gifts and Entertainment Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

1. Policy

(a)   The receipt of gifts or entertainment by KBRA employees shall not influence any rating decision made by KBRA.

(b)   KBRA shall refrain from offering extravagant gifts or entertainment as an enticement to seek a credit rating from KBRA.

(c)   No employee of KBRA may, directly or indirectly, give or receive any gift or entertainment, individually or as part of a team, in connection with any credit rating services provided by KBRA, except as expressly permitted herein.

2. Gifts Received by Rating Analysts

(a)   KBRA employees who participate in determining or monitoring credit ratings, or who are responsible for approving a credit rating (collectively, the "rating analyst group"), may not accept gifts from any entity rated by KBRA. For purposes of this policy, the "rated entity" is the obligor being rated, or the issuer, underwriter, or sponsor of a security being rated.

(i)   The prohibition set forth in Section 2(a) extends to all rated entities that KBRA rates, not just entities within the employee's area of analytic responsibility. For example, a Public Finance analyst may not accept gifts from a financial institution rated by KBRA even if that Public Finance analyst has never participated in the rating process with respect to the financial institution.

(b)   If a rating analyst group employee receives a gift, he or she must return it to the donor immediately. If return of the item is not practical, then please consult with the KBRA Compliance Department for further instructions. In either event, the employee receiving the gift (or his or her supervisor) shall promptly notify the KBRA Compliance Department.

3. Incidentals to Business Meetings Involving Rating Analysts

(a)   KBRA employees who are involved in the credit rating process who attend business meetings hosted by a rated entity may accept business supplies (such as pens and note pads) and modest food and beverages, as long as the reasonable value of such items does not exceed $25 per person per meeting. Travel to and from such business meetings, and lodging expenses, must be paid by the employee or KBRA.

(b)   KBRA employees who are involved in the credit rating process may accept invitations to conferences, outings, dinners or lunches sponsored by issuers, investment bankers, arrangers or other agents of the issuer after consultation with, and approval from, the employee's manager.

(i)   If a KBRA employee who is involved in the credit rating process accepts such an invitation, the employee shall pay for all of his or her own expenses and not accept any tangible gifts as part of the event, other than business supplies and food and beverages having a value not in excess of $25 per interaction. The employee may seek reimbursement for out-of-pocket expenses from KBRA if such reimbursement conforms to KBRA's expense reimbursement policy.

4.   Persons Closely Associated with KBRA Employees in the European Union

(a)   In addition to the prohibitions described above, Persons Closely Associated with KBRA employees in the European Union who participate in the credit ratings process are also prohibited from soliciting or accepting gifts from any rated entity or its agents, if:

(i) the interaction with the rated entity or its agent is linked directly or indirectly with KBRA's Rating activities; and

(ii) it might cause or be perceived to cause a conflict of interest.

(b)   Unless gifts solicited by or offered to Persons Closely Associated with KBRA employees in the European Union who participate in the credit ratings process are so lavish or extravagant that they would create a conflict or the appearance of a conflict of interest between KBRA and the rated entity, Persons Closely Associated may solicit or accept Gifts from any rated entity that are:

(i)   based on the Person Closely Associated's employment;

(ii)   unrelated to:

    (A)   KBRA's credit rating activities,

    (B)   KBRA's business relationships, and

    (C)   the rated entity's interaction with KBRA employees in the European Union who participate in the credit ratings process; or

(iii)   general marketing items from a rated entity, including cases where a rated entity has sponsored a sporting, cultural or charitable event that the rated entity typically provides to a larger group of people, which coincidentally includes a Person Closely Associated.

(c)   All KBRA employees in the European Union who participate in the credit ratings process must inform the relevant Persons Closely Associated of the prohibitions set forth in this procedure.

(d)   KBRA employees in the European Union who participate in the credit ratings process are under no obligation to ask Persons Closely Associated whether they have received a gift from a rated entity. If KBRA employees in the European Union who participate in the credit ratings process become aware of the receipt of any gift (excluding those permitted by Section 4(b)(i)-(iii)) that a Person Closely Associated has accepted or solicited from a rated entity, he/she must immediately report the gift to his or her manager and to the KBRA Compliance Department.

5.   Other KBRA Employees

(a) The limitations described above apply to KBRA employees who participate in the credit ratings process, and do not apply to other KBRA employees. KBRA employees who do not participate in the credit ratings process may accept gifts, and may also accept business entertainment invitations from a party that is not an obligor rated by KBRA (or an issuer, underwriter, or sponsor of a security rated by KBRA), if the donor is present, such as an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment, provided that any gift or entertainment that is reasonably believed to exceed $250 in value is reported to the KBRA Compliance Department within one week of such event.

6. Gifts Given

(a) Subject to applicable laws and regulations, appropriate and reasonable business gifts and business entertainment invitations may be provided by an employee who has been authorized by his or her supervisor to do so, and who is not a part of KBRA's rating analyst group, to any person with whom KBRA conducts business, other than:

(i) a labor union representative; or

(ii) a public official (i.e., any elected official, or any representative with apparent authority to act on behalf of an elected official and/or the constituency represented by that elected official).

(b) In the case of business entertainment activities, the employee who extended the invitation must also attend the event. A rating analyst group employee may attend a KBRA-sponsored function with the KBRA host and the third party, provided KBRA pays for all expenses.

(c) In no event shall KBRA provide any gift or business entertainment that is:

(i) prohibited by law or regulation;

(ii) known to violate the third party's policies concerning gifts and/or business entertainment; or

(iii) unduly extravagant or expensive (i.e., no more than $250 per person, unless approved in advance by KBRA Compliance Department), such as tickets to the Olympics, World Series, Super Bowl, or similar major sporting events or other highly sought-after events.

(d) If there is any question regarding the propriety of a gift or business entertainment event, the responsible employee should notify the KBRA Compliance Department, and discuss the matter in advance. Business gifts and business entertainment invitations may not be extended to a labor union representative or a public official as described in Section 6(a)(ii), except with the prior review and approval of the KBRA Compliance Department.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Independent Directors and
Material Nonpublic Information Policy

<u>APPLICABLE TO</u>: All KBRA U.S. Employees and the Independent Members of the KBRA Board of Directors

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

<u>Policy</u>.

1.   Prohibition on Insider Trading by Independent Directors

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments.

2.   Prohibition on Dissemination of Material Nonpublic Information Outside KBRA

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If an independent director inadvertently receives material nonpublic information used in KBRA's performance of credit rating services, the independent director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3.   Requirement for Limited Conflict Checks in Certain Circumstances

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's prohibition on analysts participating in credit rating matters, when the independent directors are involved in the approval of procedures or methodologies used for the determination of credit ratings, including qualitative and quantitative models, they must confirm prior to their participation that:

(i)   they have not also participated in the sales or marketing to a rated entity, issuer, sponsor, or underwriter of a security rated by KBRA or engaged to be rated by KBRA, of a KBRA product or service or a product or service offered by a KBRA affiliate; and

(ii)   they have not been influenced by sales or marketing considerations with respect to the subject matter of the proceedings.

(b)   Documentation that the conflict check described in Section 3(a) has been performed will be retained by the KBRA Compliance Department.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire), and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy.

(b)   Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires. The KBRA Compliance Department shall document the results of such discussions, and shall be responsible for the retention of records related to those discussions.

5.   Reporting of Violations

(a)   Nothing herein prohibits or restricts the rights of KBRA employees or independent members of the KBRA board of directors as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Independent and Material Nonpublic Information Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees and independent members of the KBRA board of directors are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

KBRA Code of Conduct

| Issued By: KBRA Compliance Department |
| Effective Date: November 13, 2017 |
| Applicable to: All KBRA and KBRA Europe Employees |

Kroll Bond Rating Agency ("KBRA") has adopted this Code of Conduct ("Code") to address the principles set forth by the International Organization of Securities Commissions ("IOSCO"). The format of this Code of Conduct is consistent with the revised "Code of Conduct Fundamentals for Credit Rating Agencies" published by IOSCO in March 2015 (the "IOSCO Code").

1.   QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A.   Quality of the Credit Rating Process

1.1   KBRA shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which KBRA issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to validation based on some form of historical experience.

1.2   Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable credit rating methodology that is in effect.

1.3   KBRA shall adopt reasonable measures designed so that that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   KBRA avoids issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether KBRA can determine a high quality credit rating for the security, KBRA shall refrain from issuing a credit rating.

1.5   In assessing creditworthiness, KBRA analysts involved in the credit rating action use the credit rating methodology established by KBRA for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6   KBRA defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings are assigned by KBRA as an entity (not by an analyst or other employee of KBRA).

1.8   KBRA assigns analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9   KBRA shall maintain internal records to support its credit rating opinions in accordance with applicable laws and regulations in the jurisdictions in which it conducts business, as well as its own policies and procedures.

1.10   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   KBRA shall devote sufficient resources to carry out and maintain high quality credit ratings. When deciding whether to issue a credit rating for an entity or obligation, KBRA shall assess whether it is able to devote a sufficient number of analysts with the skills to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12   KBRA shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations KBRA currently rates.

1.13   KBRA shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of KBRA's credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. For example, KBRA shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially. Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14   KBRA, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process.

1.15   KBRA shall allocate sufficient employees and financial resources to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, KBRA shall monitor the credit rating on an ongoing basis by:

a.   reviewing the creditworthiness of the rated entity or obligation regularly in accordance with KBRA's relevant policies, procedures, and methodologies and applicable laws and regulations;

b.   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

c.   reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time; and

d.   updating on a timely basis the credit rating, as appropriate, based on the results of such review.

1.16   If KBRA uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner. KBRA reserves the right to evaluate internal processes and market trends to maintain operational flexibility to allocate resources needed to monitor existing credit ratings and conduct reviews on a timely basis.

1.17   KBRA shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is withdrawn.

B.   Integrity of the Credit Rating Process

1.18   KBRA and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.

1.19   KBRA holds its employees to the highest standards of integrity and ethical behavior. Subject to applicable local legal and regulatory requirements, KBRA will not knowingly employ individuals with demonstrably compromised integrity.

1.20   KBRA and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of KBRA's credit ratings about the outcome of a particular credit rating action. This does not preclude KBRA from developing preliminary feedback in connection with its analysis.

1.21   KBRA and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of KBRA's credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   KBRA and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could affect a credit rating of the

rated entity or obligation, including, but not limited to, proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, KBRA's analysts may hold a series of iterative discussions and other interactions with rated entities or obligors or their agents to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the rated entity or issuer or obligor or their agents; and (ii) explain to the rated entity or issuer or obligor or their agents the rating implications of KBRA's ratings methodologies as applied to the relevant proposed facts and features.

1.23   In each jurisdiction in which KBRA operates, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed so that KBRA and its employees comply with KBRA's code of conduct and applicable laws and regulations.

a.   KBRA has established a compliance function responsible for monitoring and reviewing the compliance of KBRA and its employees with the provisions of KBRA's code of conduct and with applicable laws and regulations.

b.   The compliance function also shall be responsible for reviewing the adequacy of KBRA's policies, procedures, and controls concerning compliance with KBRA's code of conduct and applicable laws and regulations.

c.   KBRA has appointed a Chief Compliance Officer/Designated Compliance Officer to oversee and maintain KBRA's global compliance function. The Chief Compliance Officer/Designated Compliance Officer's reporting lines and compensation are independent of KBRA's credit rating operations and compensation will not be directly linked to KBRA's performance.

1.24   KBRA employees are expected to report promptly any conduct they reasonably believe to be illegal, unethical, or contrary to this Code of Conduct to the Compliance Department or another officer of KBRA, as appropriate, so proper action may be taken. KBRA's employees are not necessarily expected to be experts in the law. Nonetheless, KBRA employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, KBRA is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by KBRA. KBRA prohibits retaliation by KBRA or an employee against any employees who, in good faith, reports a violation of the law, regulation, or this Code of Conduct.

2.   INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A.   General

2.1   KBRA shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on KBRA, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   KBRA and its employees shall use care and professional judgment to maintain both the substance and appearance of KBRA's and its employees' independence and objectivity.

2.3   KBRA's determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4   The credit rating KBRA assigns to an entity or obligation shall not be affected by the existence (or non-existence) of, or potential for, a business relationship between KBRA (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   KBRA shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. To the extent any exist, KBRA will disclose on its website any such other business on KBRA's external website.

B.   CRA Policies, Procedures, Controls and Disclosures

2.6   KBRA shall establish, maintain, document, and enforce written policies, procedures, and controls to (i) identify, and (ii) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of KBRA or the judgment and analyses of KBRA's employees. Among other things, the policies, procedures, and controls shall address (as applicable to KBRA's business model) how the following conflicts can potentially influence KBRA's credit rating methodologies or credit rating actions:

a.   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

b.   being paid by subscribers with a financial interest that could be affected by a credit rating action of KBRA;

c.   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to KBRA's credit ratings;

d.   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

e.   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in KBRA.

2.7   KBRA shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Provision 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   KBRA shall disclose the general nature of its compensation arrangements with rated entities, obligors, and lead underwriters.

a.   KBRA does not provide consulting services. If KBRA were to receive from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, KBRA would disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger.

b.   KBRA shall disclose when it receives 10 percent or more of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates). KBRA complies with specific jurisdictional revenue concentration requirements or limits.

2.9   KBRA supports requirements that structured finance issuers and originators of structured finance products make available all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently from the credit rating agencies engaged by the issuers and/or originators to provide a credit rating.

2.10   KBRA shall not hold or transact in trading instruments presenting a conflict of interest with KBRA's credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to KBRA, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   CRA Employee Independence

2.12   Reporting lines for KBRA employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

a.   KBRA employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that KBRA derives from that entity or obligor.

b.   KBRA shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to confirm whether these policies, procedures, and practices have not compromised and do not compromise the objectivity of KBRA's credit rating process.

2.13   KBRA employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   As detailed in various KBRA policies and procedures, KBRA employees are prohibited from participating in or otherwise influencing KBRA's credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

a.   Holds or transacts in a trading instrument issued by the rated entity or obligor;

b.   Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

c.   Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

d.   Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

e.   Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f.   Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g.   Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   KBRA analysts and their Family Members shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. For purposes of this provision, "Family Members" means: (i) the spouse, domestic partner or cohabitant of an KBRA analyst; (ii) a minor or unmarried dependent child of a KBRA analyst, including an adopted child, stepchild, or foster child; and (iii) a parent, in-law or any other relative with whom the KBRA analyst resides.

2.16   KBRA analysts shall be prohibited from soliciting money, gifts, or favors from any entity rated by KBRA other than incidentals of nominal value provided as part of a normal business interaction. All KBRA employees shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

2.17   A KBRA employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or

originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under KBRA's policies, procedures, and controls to disclose the relationship to the Chief Compliance Officer or another officer of KBRA, as appropriate.

2.18   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls for (i) reviewing the past work of an analyst who leaves the employ of KBRA and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at KBRA, and (ii) taking such actions as are required by applicable legal and regulatory requirements.

3.   CRA RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A.   Transparency and Timeliness of Credit Ratings Disclosure

3.1   KBRA provides information on www.kbra.com to assist investors in developing a greater understanding of what a rating is. KBRA does not state or imply that its regulatory authorities endorse its credit ratings or use its registration status to advertise the quality of KBRA's credit ratings.

3.2   KBRA publicly discloses sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by KBRA.

3.3   KBRA shall publicly disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively affect the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, KBRA shall disclose the material modification in a non-selective manner.

3.4   KBRA shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   KBRA shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   KBRA shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7   KBRA shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations by using the indicator (sf). The (sf) indicator does not change the meaning or definition of the credit rating in any other way and does not change the risk of the specific structured finance product.

3.8   KBRA shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, KBRA shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating

that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions it considers relevant to produce a well-informed credit rating. KBRA shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances KBRA has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, KBRA shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why KBRA did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action.

3.10   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of a credit rating action, it shall do so on a nonselective basis.

3.12   KBRA shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such in accordance with KBRA's policies and procedures.

3.13   KBRA shall clearly indicate the attributes and limitations of each credit rating, and the extent to which KBRA verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, KBRA shall disclose this fact and how it may limit the credit rating.

3.14   For its published credit ratings, KBRA shall indicate when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, KBRA shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When issuing a published rating on a structured finance product, KBRA shall publicly disclose or distribute to its subscribers (depending on KBRA's business model) sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for KBRA's credit rating). KBRA shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a published credit rating, KBRA shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If KBRA discontinues monitoring a published credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public or to its subscribers (depending on KBRA's business model) as soon as practicable. A publication by KBRA of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   KBRA shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different CRAs. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, KBRA shall explain why.

B.   The Treatment of Confidential Information

3.19   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

a.   The policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to KBRA's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with KBRA's credit rating activities, unless disclosure is required by applicable law, regulation or routine examination.

b.   The policies, procedures, and controls shall require KBRA and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

c.   With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that KBRA will keep the information confidential, unless disclosure is required by applicable law or regulation.

d.   With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit KBRA and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

Notwithstanding the foregoing, KBRA shall not be restricted from publishing any credit rating or opinion regarding a particular issue or issue that incorporates confidential information without specifically disclosing such information or from using third party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the credit rating process or related business activities, including due diligence.

3.20   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   KBRA's President and its Chief Compliance Officer shall be responsible for overseeing KBRA's establishment, maintenance, documentation, and enforcement of a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. KBRA's President and Chief Compliance Officer report to the KBRA Board of Directors and such other similar bodies to the extent required by local law in the jurisdictions in which KBRA operates.

4.2   KBRA has established a risk management committee that is responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, and operational risk. Such body makes periodic reports to the Board of Directors (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls KBRA establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3   KBRA will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, KBRA's Code of Conduct, KBRA's credit rating methodologies, the laws, rules and regulations governing KBRA's credit rating activities, KBRA's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and KBRA's policies and procedures for handling confidential and/or material non-public information. The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

5.   DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1   To the best of KBRA's knowledge, KBRA's disclosures, including those specified in the provisions in this Code of Conduct, are and shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   This Code of Conduct has been drafted in accordance with the IOSCO CRA Code. KBRA shall disclose with its code of conduct a description of how the provisions of its

code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If KBRA's Code of Conduct deviates from an IOSCO provision, KBRA shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. KBRA shall describe how it implements and enforces its code of conduct. KBRA also shall disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   KBRA shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the board (or similar body).

5.4   KBRA shall publicly and prominently disclose free of charge on its primary website:

a.   KBRA's Code of Conduct;

b.   a description of KBRA's credit rating methodologies;

c.   information about KBRA's historic performance data; and

d.   any other disclosures specified in applicable laws, regulations, and the provisions of the IOSCO Code as applicable given KBRA's business model and the jurisdictions in which it operates.

6.   REPORTING OF VIOLATIONS

6.1   Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Code of Conduct should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Look-Back Review Policy

APPLICABLE TO: ALL KBRA U.S. EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 22, 2017

POLICY:

1.   Reviews Upon the Departure of KBRA Ratings Personnel

(a)   As required by applicable laws and regulations, including, but not limited to, Section 15E(h)(4)(A) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the regulations implemented pursuant to the 1934 Act, including SEC Rules 240.17g-1 et seq., KBRA shall implement and maintain policies and procedures with respect to performing look-back reviews on Ratings Personnel who KBRA management knows, or can reasonably be expected to know, depart KBRA to join a Rated Entity. The procedures shall include provisions that address, among other things, conducting a review to determine whether any conflicts of interest of the employee influenced the credit rating; and disclosure requirements under applicable laws and regulations for any revision or affirmation to a credit rating that is made following a determination that a conflict of interest influenced a credit rating that was assigned to a Rated Entity.

(b)   In addition to the review period required for look backs established pursuant to applicable laws and regulations, KBRA management may, at its discretion, make reasonable inquiries about the credit ratings in which the departing Ratings Personnel have been involved in any capacity during the preceding one year period prior to the most recent rating action taken by the NRSRO prior to the employee's departure and may implement and maintain procedures to govern such reviews.

(c)   If a KBRA employee discovers that any Ratings Personnel accepted a position with a Rated Entity with respect to which the employee knows or reasonably believes that the departed Ratings Personnel participated in the credit rating process, the employee shall notify the Compliance Department in writing.

(d)   KBRA will maintain a file for five years on departed Ratings Personnel, in accordance with the requirements of Section 15E(h)(5) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the KBRA Compliance Department shall make all reports to the U.S. Securities and Exchange Commission that are required by Section 15E(h)(5).

DEFINED TERMS:

A "**Rated Entity**" is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"**Ratings Personnel**" are KBRA employees directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings. In the context of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the 12 months prior to their departure.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Outside Activities Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. Outside Activities

(a)   KBRA employees may not engage in any outside employment or other outside activities that could constitute an actual or apparent conflict of interest with their employment with KBRA, regardless of whether the KBRA employee is compensated for such activity.

(b)   Certain outside activities present a possibility of an actual or apparent conflict of interest. KBRA employees may not:

(i)   Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;

(ii)   If the employee participates in the ratings process, serve as an officer or director of an entity subject to a credit rating; or

(iii)   Have a business relationship that is more than an arm's-length ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by KBRA unless approved in advance in writing by the KBRA Compliance Department.

(iv)   Outside activities must be disclosed to, and approved by, KBRA in accordance with procedures that KBRA will implement and maintain to effectuate the requirements contained in this Policy; provided, however, that the following activities generally do not need to be reported: involvement with local church groups; participation on recreational sports teams or recreational performing arts or musical groups; and participation in advisory groups such as parent-teacher organizations.

2. Standard of Conduct

(a)   In relationships with individuals or entities outside of KBRA, KBRA employees must conduct themselves in a manner consistent with KBRA's Code of Conduct and KBRA's other policies and procedures.

(b)   While at work, KBRA employees are expected to devote their full energies and attention to the business and affairs of KBRA.

(c)   The outside activities of KBRA employees must be conducted on personal time and never consume so much time and energy so as to interfere with a KBRA employee's ability to perform his or her job effectively.

3. KBRA Employees Involved in the Production of Credit Ratings

(a) Ratings personnel involved in the credit rating process who become involved in a personal relationship that creates the potential for any real or apparent conflict of interest, should disclose such relationship to the KBRA Compliance Department.

Any questions regarding the interpretation of this Policy should be directed to the KBRA Compliance Department.

Personal Securities Trading Policy

<u>APPLICABLE TO</u>: All KBRA U.S. Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

INTRODUCTION:

The trading and ownership of securities can, under certain circumstances, potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. To protect against those actual or apparent conflicts, this policy implements requirements concerning the trading and ownership of securities by Subject Employees.

POLICY:

1. Applicability of Requirements

(a)   This policy applies to all KBRA employees, and certain other persons working at or for KBRA, such as temporary employees and interns as may be determined in the sole discretion of the KBRA Compliance Department (collectively, "Subject Employees"). Employee and employee-related accounts include:

(i)   accounts of Subject Employees and their Family Members; and

(ii)   accounts in which the Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which the Subject Employee exercises control by means of a power of attorney, and securities held in trusts).

For the purposes of this policy, Subject Employees are deemed to have a beneficial interest in all Family Members' accounts.

(b)   "Family Member" means:

(i)   the spouse, domestic partner or cohabitant of an employee;

(ii)   a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child; and

(iii)   a parent, in-law or any other relative with whom the Subject Employee resides.

For example, if a Subject Employee's spouse opens a brokerage account through which stocks and bonds may be bought and sold, that account must be reported on the Schwab Compliance Technologies system, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

A Subject Employee must promptly notify the KBRA Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the KBRA Compliance Department.

(c)   This policy does not apply to the members of the KBRA Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the KBRA Compliance Department, a member of the KBRA Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2.   Designated Broker-Dealers

(a)   Subject Employees and their Family Members must maintain securities trading accounts only with one or more of the designated broker-dealers listed in the Addendum to this policy.

(b)   Securities and trading information for Subject Employees will be sent via electronic feed to the Schwab Compliance Technologies system for monitoring.

(c)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting.

3.   Reporting and Annual Certification Requirements

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

(a)   within 30 days after the commencement of employment with KBRA, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

(b)   an annual certification that he or she has reported all accounts held by family members as well as all holdings and transactions in such accounts; and

(c)   All reporting of brokerage accounts and securities ownership must be electronic. Paper brokerage statements either provided by the Subject Employee or sent via mail by the Subject Employee's brokerage firm will not be accepted.

4.   Preclearance Approval of Trades

(a)   All Subject Employees are required to preclear all of their own trades and those of their Family Members in securities such as individual stocks and bonds, options and sector funds and ETFs that are not widely diversified (Family Members will not be given their own identifications and passwords to the Schwab Compliance Technologies website). Subject Employees must submit information concerning the trade electronically through the Schwab Compliance Technologies website (**www.client.schwabct.com**). This website is accessible from any computer. If a Subject Employee

is unable to access Schwab Compliance Technologies, the Subject Employee must submit a Personal Trade Preclearance Form via email to the KBRA Compliance Department. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet at **http://net/policies** under the Personal Trading section. The Compliance Department may accept such other documentation as it may deem appropriate.

(b) A preclearance approval given by the Compliance Department may be rescinded, at any time prior to execution of the subject trade, upon written notice from the Compliance Department.

5. 30-day Holding Period

Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. The KBRA Compliance Department may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value (*i.e.*, 15% or greater). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request through the Schwab Compliance Technologies system. The KBRA Compliance Department may, in its sole discretion, limit the number of exceptions granted and may impose future trading restrictions on Subject Employees requesting an exception to the policy.

6. Open Orders

Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. The Subject Employee, however, must obtain preclearance approval in the Schwab Compliance Technologies system prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or his or her Family Member must place the order with his or her brokerage firm within five business days of receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request if he or she intends to trade.

A stop-loss order to sell a security that executes before the Subject Employee or his or her Family Member has owned the security for 30 calendar days will be considered a violation of this policy.

7. Blackout Periods

From time to time, based upon credit rating assignments undertaken by KBRA, the Chief Compliance Officer or his or her designee will circulate an announcement of a "blackout period" with respect to a security or a class or category of securities or issuers. Each announcement of a blackout period will indicate the securities and/or issuers covered, and the expected duration of the blackout period.

8. Restricted Lists

Subject Employees are prohibited from participating in any aspect of the credit rating process for entities for which the Subject Employee or a Family Member owns securities. Subject Employees and their Family Members are prohibited from owning securities of issuers or entities that are rated within the Subject Employee's area of analytic responsibility or for which the Subject Employee is in possession of material non-public information. A list of restricted securities for each ratings group will be maintained in Schwab Compliance Technologies. It is the responsibility of all Subject Employees to check the restricted lists applicable to them to confirm that they and their Family Members do not trade restricted securities. It is also the responsibility of the Subject Employee to notify the Compliance Department if the Subject Employee's analytical area changes or if he or she gains knowledge of material non-public information other than as part of his or her normal responsibilities.

9. Divestment

Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest as soon as practicable in a managed sale directed by the Compliance Department. The Subject Employee may not participate in any credit rating decision related to the restricted security until the securities are sold or the conflict is otherwise managed to the satisfaction of the Compliance Department. A security that is the source of a conflict may not be sold without prior instructions to do so from the KBRA Compliance Department. Once the security is sold and the conflict is resolved to the satisfaction of the KBRA Compliance Department, the Subject Employee will be permitted participate in the rating process for the conflicting entity.

10. Waivers

In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or his or her designee, acting in conjunction with KBRA senior management, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's approval, the request must be submitted to the KBRA Compliance Department for final review and approval.

11. Material Non-Public Information

As detailed more fully in KBRA's Statement of Policy on Confidential Information and Insider Trading, Subject Employees are barred from trading on material, non-public (i.e., "inside") information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on the inside information. Any Subject Employee who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to an entity rated by the Company, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. ***If a Subject Employee believes that he or she has received material, non-public information, or if there is any doubt about whether he or she is in possession of***

material, non-public information, the Subject Employee should immediately contact the KBRA Compliance Department.

12. Violations

Any Subject Employee who violates this policy (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. The KBRA Compliance Department will report violations of this policy to the KBRA Board of Directors on a periodic basis.

13. Exemptions

(a)   <u>Excluded accounts</u>: The following accounts do not need to be reported to the KBRA Compliance Department:

(i)   An investment account in which regular periodic purchases (or sales or withdrawals) are made *automatically* in (or from) the account (or sub-accounts) in accordance with a pre-determined schedule and allocation. This exclusion applies to 401(k) plans[1] or similar automatic investment pension plans; dividend reinvestment plans; 529 plans; and mutual fund or exchange traded fund accounts that provide for pre-determined transactions, such as dividend reinvestments. If an account, however, allows for the purchase of individual securities (e.g., securities that are not part of a diversified fund or pooled investment vehicle, such as equity securities of a plan sponsor) outside the pre-determined schedule and allocation, at the direction of the accountholder, such an account must be reported, and such transactions in individual securities must be precleared and reported, in the manner described herein; and

(ii)   An investment account over which the Subject Employee does not exercise full or shared discretion; provided that the Subject Employee provides such documentation as the Compliance Department may request to evidence that he or she does not exercise full or shared discretion over the account.

(b)   <u>Excluded Securities</u>: Except as expressly excluded below, the term "**security**" includes, without limitation: equity and debt securities; shares of closed-end investment companies; and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, and derivative securities such as futures, options and swaps. Shares in privately offered securities such as Private Placements must be reported to the Compliance Department as an outside business activity.

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[1] 401(k) accounts and Individual Retirement Accounts that contain investments in company stock, company stock funds or other individual equities must be reported to Compliance.

The following securities are <u>not</u> required to be precleared through the Schwab Compliance Technologies system. Thus, transactions in these securities are not subject to the 30-day holding period requirement:

> (i)   Direct obligations of the Government of the United States or U.S. Government agencies (regardless of their maturities);

> (ii)   Bank savings or checking accounts; bankers' acceptances and bank certificates of deposit;

> (iii)   Shares of open-end investment companies;

> (iv)   Shares or interests in diversified exchange traded funds or unit investment trusts.

14.   Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Personal Securities Trading Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of these policies should be directed to the KBRA Compliance Department.

Addendum

Designated Brokerages:

KBRA requires that all employee and employee-related accounts be maintained with one of the following brokerage firms:

1. Fidelity
2. Merrill Lynch
3. TD Ameritrade
4. Vanguard
5. Charles Schwab
6. Scottrade
7. E*TRADE
8. Morgan Stanley
9. UBS Financial Services
10. JP Morgan

Prohibited Acts and Practices Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. **Scope**

    (a)   These prohibitions are intended to supplement KBRA's other policies and procedures.

    (b)   In no circumstances, however, shall KBRA or any of its employees violate any prohibited act or practice listed below, and no other policy or procedure should be construed to provide justification for such a violation.

2. **Prohibited Acts and Practices**

    (a)   KBRA and its employees are prohibited from engaging in the following acts and practices:

    (i)   Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where KBRA, a KBRA employee who participated in the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating;

    (ii)   Issuing or maintaining a credit rating with respect to a person associated with KBRA. The term "a person associated with KBRA" means any person who is a partner, officer, director, or branch manager of KBRA (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with KBRA, or any employee of KBRA;

    (iii)   Issuing or maintaining a credit rating where a KBRA employee who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

    (iv)   Issuing or maintaining a credit rating with respect to a rated entity, issuer, or a security where KBRA or a person associated with KBRA made recommendations to the obligor, rated entity, issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liability, or activities of the obligor or issuer of the security;

    (v)   Issuing or maintaining a credit rating where the fee paid for the credit rating was negotiated, discussed, or arranged by a person within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative or quantitative models;

    (v)   Issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than $25;

(vi)   Issuing or maintaining a credit rating where a KBRA employee who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or

(2) Is influenced by sales or marketing considerations;

(vii)   Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of KBRA or any person associated with KBRA;

(viii)   Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with KBRA's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA;

(ix)   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to KBRA's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA; and

(x)   Issuing or threatening to issue a lower credit rating, lower or threaten to lower an existing credit rating, refuse to issue a credit rating, or withdraw or threaten to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction are also rated by KBRA, where such practice is engaged in by KBRA or employees of KBRA for an anticompetitive purpose.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Ratings of KBRA Investors and Investor-Related Companies

<u>APPLICABLE TO</u>: All KBRA U.S. Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

Background. Kroll Bond Rating Agency, Inc. ("KBRA") is owned by a corporate parent, KBRA Holdings, Inc. ("Holdings"), which in turn is owned by Wharf Street Ratings Acquisition LLC, among others, private investors who are not employees of KBRA (collectively, "Investors"). Certain of these Investors may control, have controlling ownership stakes in, or other similar affiliations with, other companies (i.e., "Investor-Related Companies").

Investors, Investor-Related Companies and ratings. From time to time KBRA may have an opportunity to rate an issuer that is an Investor, or is an Investor-Related Company. In such case, the following actions will be taken as appropriate under the circumstances:

- KBRA's Business Acceptance Committee ("BAC") will review the circumstances of the proposed engagement, including the extent of the Investor's ownership interest in KBRA (or Holdings), or (in the case of an Investor-Related Company) the Investor's ownership interest in the Investor-Related Company.

- If a determination is made to proceed with the engagement, the BAC will notify KBRA Legal, and as part of the engagement letter or written agreement, KBRA Legal will cause to be made a disclosure that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company.

- The BAC will also notify KBRA Compliance of such engagement. KBRA Compliance will review Exhibit 6 of Form NRSRO to determine whether it indicates adequately that if such a conflict or potential conflict exists, it has been adequately disclosed, and to the extent necessary, that Form NRSRO is modified to adequately reflect such conflict.

- KBRA Legal will notify the lead analyst that a disclosure from the Legal Department will be required as a part of any rating letter or report. If a final rating is determined and a rating letter or report is to be issued, or the rating is already outstanding and is the subject of ratings surveillance, the lead analyst will cause to be included a disclosure in a form provided by KBRA Legal that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company as of the date of that letter or report.

Relationship with Corporate Affiliates

<u>APPLICABLE TO</u>: All KBRA U.S. Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

<u>Background</u>. Kroll Bond Rating Agency, Inc. ("KBRA") is a subsidiary of KBRA Holdings, Inc. ("Holdings"). KBRA and its employees recognize that, as an NRSRO, KBRA has a fundamental obligation to maintain the integrity and objectivity of the rating process, and to ensure the confidential treatment and proper use of client information. Accordingly, KBRA has implemented these procedures to establish a "firewall" between KBRA's ratings business and other corporate affiliates.

<u>Ratings business and non-ratings affiliates</u>.

A. This policy is designed to ensure that the businesses of any other non-ratings affiliate of KBRA (each, a "Non-Ratings Affiliate") do not influence the credit rating activities of KBRA. Among other things, subject to paragraph B below, this policy is designed to limit the receipt by a Non-Ratings Affiliate of material non-public information possessed by KBRA.

   1) No employee of KBRA who regularly participates in determining or monitoring a credit rating or is responsible for approving or serving as a voting member of a committee that approves a credit rating may serve as an employee of a Non-Ratings Affiliate;

   2) No individual who is an employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies;

   3) Individuals who perform administrative services for KBRA, including accounting, technology, human resources, and corporate communications services, may also provide such services for a Non-Ratings Affiliate;

   4) To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

   5) No KBRA employee who is a member of the rating analyst group shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA employees shall refer any inquiry about the products and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the Marketing Department personnel, or the Chief Executive Officer or President, of KBRA;

6) Consistent with KBRA's Statement of Policy on Confidential Information and Insider Trading, any actual or suspected inadvertent transmission of material non-public information regarding an entity rated by KBRA must be promptly reported to the KBRA Compliance Department; and

7) Subject to paragraph B below, personnel who are part of KBRA's rating analyst group shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

B. KBRA may retain a Non-Ratings Affiliate to conduct due diligence, background checks, investigative reviews, or other services in connection with KBRA's credit rating agency business. When a Non-Ratings Affiliate is engaged to perform services in connection with the production or monitoring of a credit rating, such an engagement must be (i) pursuant to a written agreement, and (ii) on terms and subject to conditions (including, without limitation, conditions with respect to non-disclosure of confidential information) that KBRA believes are reasonably comparable to terms and conditions that would be available from unaffiliated third-party vendors. The Chief Financial Officer or his designee shall from time to time review such information as may be deemed necessary to determine that pricing and other terms and conditions are comparable to those available from third parties.

Reporting of Violations

A. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Relationship with Corporate Affiliates Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

"Ten Percent Rule" Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   Conflict of Interest

(a)   SEC Rule 17g-5(c)(1) prohibits a nationally recognized statistical rating organization ("NRSRO") from issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided the NRSRO with net revenue equaling or exceeding ten percent of the total net revenue of the NRSRO for the fiscal year. SEC Rule 17g-5(c)(1) is sometimes called the "ten percent rule."

2.   Exemptive Relief; Procedures

(a)   Notwithstanding the terms of Section 1(a) of this policy, if temporary or permanent exemptive relief from the requirements of the ten percent rule is granted to KBRA by the SEC or any other government authority having proper jurisdiction, KBRA shall take those steps that it deems necessary to satisfy any conditions to which such exemptive relief is granted, including, but not limited to, the promulgation of procedures and internal controls that KBRA deems to be necessary to effectuate the terms of the exemptive relief granted to KBRA.

Any questions regarding the interpretation of this policy should be directed to the Compliance Department.